

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

<u>Via E-mail</u>
Sam Duncan
Chief Executive Officer and President
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344

  Re: SUPERVALU INC.
     Form 10-K for the Fiscal Year Ended February 23, 2013
     Filed April 24, 2013
     File No. 001-05418

Dear Mr. Duncan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Andrew D. Mew

     Andrew D. Mew
     Accounting Branch Chief